This and previous releases can also be found at *www.skanska.com*

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

Press Release

November 21, 2007
08:30 am CET

Skanska signs contract for previously announced subway project in New York for USD 400 M, about SEK 2.75 billion

The contract covering construction of the extension of the No. 7 Subway Line in New York has now been signed by S3 Tunnel Contractors, a joint venture in which Skanska is included. The contract amounts to USD 1.14 billion, approximately SEK 7.8 billion, of which Skanska's share is 35 percent. Accordingly, Skanska is including USD 400 M, approximately SEK 2,750 M, in order bookings for the fourth quarter. The customer is MTA New York City Transit.

As announced on November 9, the assignment concerns an extension of the No. 7 Subway Line between Times Square and West Side of Manhattan.

The project involves the construction of about 3.6 kilometers of new tunnels with a diameter of about six meters. The project also includes construction of an underground station at 34th Street and a lowering of the existing track at the Times Square Station by about two meters to be able to connect to the new tunnels. In conjunction with this work, extensive underpinning of the existing 8th Avenue Subway Line will be required. The project is scheduled for completion in 57 months.

The joint-venture includes J.F. Shea Construction and Schiavone Construction Company. J.F. Shea is managing partner of this contract and holds 35-percent interest in the job, as does Skanska. Schiavone Construction Company holds the remaining 30 percent.

Earlier this year, Skanska was awarded the project to build the first stage of the Second Avenue Subway Line on the East Side of Manhattan. This project is also being carried out by S3 Tunnel Constructors with Skanska as managing partner. Skanska's share of this contract amounts to USD 126 M. Skanska's largest US order to date is the Croton Water Filtration Plant in New York, in which Skanska's contract amounts to USD 1.04 billion.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The company has about 3,800 employees and operations in the eastern US, Colorado and

California. Skanska USA Civil's revenues amounted to about SEK 9.8 billion in 2006.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil, tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

END